Board of Directors
YaFarm Technology, Inc.
197 Route 18 South
Suite 3000, PMB 4157
East Brunswick, NJ 08816

December 14, 2012

Re: Resignation as President, Secretary, Chief Financial Officer, and Chairwoman of the Board of Directors at YaFarm Technology, Inc.

Dear Board of Directors:

This letter is to notify you that I am resigning as President, Secretary, Chief Financial Officer, and Chairwoman of the Board of Directors of YaFarm Technology, Inc. for personal reasons. My resignation will take effect as of the date hereof.

I wish you and the Company continuing success.

Sincerely,

Hong Zhao